PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

25 April 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

4 April	**Director shareholding**
4 April	**Annual Information update**
9 April	**FT named newspaper of the Year at the British Press awards**
10 April	**Director shareholding**
16 April	**Block listing of shares**
18 April	**Director shareholding**
21 April	**Directors' shareholding**
24 April	**Interactive Data reports first quarter 2008 results**
25 April	**Pearson AGM, trading update and board appointments**
25 April	**Two copies of three Ordinary Resolutions**
25 April	**Three copies of Special Resolutions**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

[redacted]

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

dlw 5/9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Click here to download a PDF of this press release.

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1)

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a) (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of person discharging managerial responsibilities/director **GLEN MORENO**	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **N/A**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **HOLDING**	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.00124

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$13.96**	14.	Date and place of transaction **4 APRIL 2008 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **190,000 0.0235%**	16.	Date issuer informed of transaction **4 APRIL 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___4 APRIL 2008_______________________

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RECEIVED
2008 MAY -8 A 7:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annual Information Update

04 April 2008

Pearson plc
("Pearson" or "the Company")

Annual Information Update for the period 5 April up to and including 3 April 2008.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website at www.londonstockexchange.com or from the press releases page on the Company's website at www.pearson.com/index.cfm, which also shows announcements concerning Pearson group news. The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
1 April 2008	Total Voting Rights
1 April 2008	Director/PDMR Shareholding
20 March 2008	Annual Report and Accounts
6 March 2008	Holding(s) in Company
5 March 2008	Director/PDMR Shareholding
5 March 2008	Director/PDMR Shareholding
4 March 2008	Director/PDMR Shareholding
3 March 2008	Total Voting Rights
3 March 2008	Final Results
18 February 2008	Holding(s) in Company
14 February 2008	Disposal
1 February 2008	Total Voting Rights
31 January 2008	Holding(s) in Company
30 January 2008	Disposal
25 January 2008	Acquisition
24 January 2008	Holding(s) in Company
22 January 2008	Trading Statement
15 January 2008	Director/PDMR Shareholding
10 January 2008	Director/PDMR Shareholding
3 January 2008	Acquisition of Money-Media
2 January 2008	Total Voting Rights
21 December 2007	Director/PDMR Shareholding
21 December 2007	Director/PDMR Shareholding

19 December 2007	Director/PDMR Shareholding
10 December 2007	Blocklisting Interim Review
3 December 2007	Total Voting Rights
19 November 2007	Additional Listing
16 November 2007	Director/PDMR Shareholding
15 November 2007	Additional Listing
5 November 2007	Groupe Les Echos
5 November 2007	Additional Listing
1 November 2007	Total Voting Rights
30 October 2007	Director/PDMR Shareholding
29 October 2007	Holding(s) in Company
22 October 2007	Trading Statement
18 October 2007	Holding(s) in Company
18 October 2007	Holding(s) in Company
1 October 2007	Total Voting Rights
1 October 2007	Director/PDMR Shareholding
26 September 2007	Director/PDMR Shareholding
25 September 2007	Director/PDMR Shareholding
24 September 2007	Director/PDMR Shareholding
12 September 2007	Director/PDMR Shareholding
3 September 2007	Total Voting Rights
30 August 2007	Director/PDMR Shareholding
20 August 2007	Director/PDMR Shareholding
16 August 2007	Director/PDMR Shareholding
15 August 2007	Director/PDMR Shareholding
1 August 2007	Director/PDMR Shareholding
1 August 2007	Total Voting Rights
31 July 2007	Director/PDMR Shareholding
30 July 2007	Interim Results
5 July 2007	Director/PDMR Shareholding
3 July 2007	Director/PDMR Shareholding
2 July 2007	Total Voting Rights
29 June 2007	Director/PDMR Shareholding
26 June 2007	Director/PDMR Shareholding
21 June 2007	Statement re GE and Dow Jones
21 June 2007	Blocklisting Interim Review
19 June 2007	Statement re Groupe Les Echos
14 June 2007	Annual Report and Accounts
12 June 2007	Additional Listing
11 June 2007	Additional Listing
4 June 2007	Holding(s) in Company

4 June 2007	Total Voting Rights
30 May 2007	Additional Listing>
29 May 2007	Director/PDMR Shareholding
29 May 2007	Additional Listing
23 May 2007	Director/PDMR Shareholding
18 May 2007	Director/PDMR Shareholding
17 May 2007	Provi[illegible]pany
15 May 2007	Director/PDMR Shareholding
14 May 2007	Acquisition
8 May 2007	Director/PDMR Shareholding
4 May 2007	Acquisition
1 May 2007	Total Voting Rights
27 April 2007	AGM Statement
27 April 2007	AGM Statement
5 April 2007	Annual Information Update

Documents Filed with Companies House

The Company made the following filings with Companies House during the defined period. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded at www.direct.companieshouse.gov.uk, using Companies House Direct.

Date Posted on Companies House Direct Website	Document Filed with Companies House
7 November 2007	Form 363a - Annual Return
7 November 2007	Form 353 - Register of Members
1 June 2007	Form 363a - Annual Return
15 May 2007	Annual Accounts to 31 December 2006
14 May 2007	Form 288b - Resignation of Director
9 May 2007	Resolution Approved at AGM
8 May 2007	Resolution Approved at AGM
8 May 2007	Form 123 - Notice of Increase in Nominal Capital
8 May 2007	Resolution Approved at AGM

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct website on 14 February 2008, 11 February 2008, 10 January 2008, 19 December 2007, 27 November 2007, 12 November 2007, 5 November 2007, 8 October 2007, 11 September 2007, 23 August 2007, 15 August 2007, 7 August 2007, 31 July 2007, 17 July 2007, 13 July 2007, 26 June 2007, 15 June

2007, 6 June 2007, 30 May 2007, 26 April 2007, 12 April 2007 and 11 April 2007.

Interim Results
The Company's Interim results for the period 1 January 2007 to 30 June 2007 were published in the Financial Times newspaper on 31 July 2007. They are available on the annual report page on the Company's website at www.pearson.com/index.cfm?pageid=58

Information Provided to Shareholders
The Company sent to its shareholders, and made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
20 March 2008	Annual Report and Accounts 2007 and/or Performance Summary 2007.
	Letter from the Chairman and Notice of 2008 AGM
	Form of Proxy in relation to 2008 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2007 year end ("the AGM documentation") were submitted to the UK Listing Authority on 20 March 2008. In addition, copies of the resolutions passed at the 2007 AGM were sent to the UK Listing Authority on 27 April 2007. Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing
The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange. There is a requirement, therefore, that information made public in the UK also needs to be made available in the US. Such documentation is listed below:

Securities and Exchange Commission ("SEC")
The Company filed hard copies of its RNS announcements with the SEC, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. These bulk filings were sent, during the defined period, on 20 March 2008, 8 February 2008, 25 January 2008, 4 January 2008, 14 December 2007, 15 November 2007, 26 October 2007, 1 October 2007, 30 August 2007, 10 August 2007, 6 July 2007, 15 June 2007, 11 May 2007, 27 April 2007 and 5 April 2007. In addition, the AGM documentation, referred to above, was sent to the SEC on 20 March 2008 and copies of the resolutions passed at the 2007 AGM were sent to the SEC on 27 April 2007. Copies of these documents can be obtained from the Securities and Exchange Commission, 450 Fifth Street N.W., Washington D.C. 20549, USA, as well as from the Company Secretary of Pearson.

NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on 20 March 2008 and copies of the resolutions passed at the 2007 AGM were sent to the NYSE on 27 April 2007.

Bank of New York ("BoNY")

The Company sent copies of the AGM documentation, referred to above, to the BoNY on 20 March 2008.

Form 20-F

The Company filed a Form 20-F with the SEC on 30 April 2007. A copy of this document can be viewed and downloaded from the Company's website at www.pearson.com/index.cfm?pageid=50 and a hard copy is available from the Company Secretary of Pearson.

Stephen Jones
Deputy Secretary

FT named Newspaper of the Year at the British Press Awards
09 April 2008

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Last night, the Financial Times won the prestigious award of Newspaper of the Year at the 2008 British Press Awards. Lionel Barber, editor of the Financial Times, collected the award at the awards ceremony in London. Barber said, "I am delighted that the Financial Times has been voted as Newspaper of the Year. It's a tremendous tribute to our team of journalists around the world."

The judges said the Financial Times "has been uncompromising in its core mission, which is to give readers a service which is poised, informed, classy and intelligent and it has done this while increasing its circulation and raising its price." The Financial Times, the judges said, is "incomparably the best newspaper in the country".

2007 saw the 'refresh' of the Financial Times and the launch of a new brand campaign, under the new tagline 'We Live in Financial Times'. The Financial Times also launched a new access model for FT.com, pioneering a new way of paying for digital content. The Financial Times was also named Newspaper of the Year at the What the Papers Say Awards in December 2007.

The Financial Times also won the following awards: Gillian Tett won the award for Business and Finance Journalist and was highly commended in the Reporter of the Year category. Philip Stephens was named Political Journalist of the Year. There were also commendations for Ingram Pimm in the Cartoonist of the Year category and for Lucy Kellaway in Columnist of the Year.

The British Press Awards is the annual celebration of the very best in journalism across the national press, honouring the finest journalists and newspapers in the land for more than 30 years. Further information about the awards can be found online at: www.britishpressawards.com

For further information please contact:

Jo Crosby
Communications Manager
T: +44 (0) 20 7873 3811
E: jo.crosby@ft.com

Sophie Grut
Communications Assistant
T: +44 (0) 20 7873 3119
E: sophie.grut@ft.com

About the Financial Times:

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 448,342 (ABC figures, February 2008) and a readership of

more than 5.2 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 6.2 million unique users, generating 48 million page views. FT.com has 101,000 subscribers.

Director Shareholding

10 April 2008

Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124 %**

KO

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A** Pearson 2008
13.	Price per *share* or value of transaction **$13.39**	14.	Date and place of transaction **9 APRIL 2008 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **200,000 0.02474%**	16.	Date issuer informed of transaction **9 APRIL 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___10 APRIL 2008___________________________

Blocklisting of Shares
16 April 2008

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Click here to download a PDF of this pearson plc release.

[illegible]plication has been made to The UK Listing Authority and [illegible] for a block listing totalling [illegible] ordinary shares of 25p each to trade on [illegible] Exchange and to be admitted to the Official List upon issuance. The shares shall rank [illegible] [illegible] sting is [illegible] hares of the Company.

[illegible] ,000 shares to be issued [illegible] for [illegible] Employee Stock Purchase Plan, the 1988 Executive Scheme, [illegible] 1992 US Senior Executive Scheme, the [illegible] [illegible] 2007 Share Scheme.

Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 290,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 290,000 shares to be issued under the Worldwide Save for Shares Plan, the Employee Stock Purchase Plan, the 1988 Executive Scheme, the 1998 Executive Scheme, 1992 US Senior Executive Scheme, the US Senior Executive Plan, Long term Incentive Plan and the JR 2007 Share Scheme.

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Click here to download a PDF of this press release.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (I) AND (II)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **TRANSFER OF SHARES AS A GIFT**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **1520**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00019%** © Pearson 2008
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **17 APRIL 2008 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **399,366 0.0494%**	16.	Date issuer informed of transaction **17 APRIL 2008**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ________18 APRIL 2008______________________

Directors' Shareholding
21 April 2008

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Click here to download a PDF of this press release.

Annual Bonus Share Matching Plan

On 17 April 2008 ... ("Shares") ... matching shares" under the rules ... Plan ("Rules") ... Under the Plan, participants who invest their after-tax bonus in shares ... matching shares on a one-to-one basis ... corporate performance target ... in relation to ... made on 17 April ... 2008 ...

The Rules ... income tax liability on the ... 606 ...

... of Shares ...

... interested in ... subject to ... share scheme ...

% of Issued Share Capital

PEARSON PLC
(the "Company")

Annual Bonus Share Matching Plan (the "Plan")

On 17 April 2008, participants became entitled to ordinary shares in the Company ("Shares") on maturity of their right to "matching shares" under the rules of the Plan (the "Rules"). Under the Plan, participants who invest their after-tax bonus in shares become entitled, without payment, to "matching shares" on a one-for-one basis if a corporate performance target is met over a five year period. In relation to awards made on 17 April 2003, the five year performance target was met in 2008. Accordingly, under the Rules, participants are now entitled to matching shares on a one-for-one basis.

The Rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released. In consequence, the shares set out in the second column below were sold on 18 April 2008 at a price of 668.2119p per share, leaving the after-tax number of shares set out in the final column below:-

Name of Director	Number of Shares Sold	Number of Shares Retained
David Bell	2545	3663
Rona Fairhead	6297	9062
John Makinson	5091	7326

As a result, the executive directors named below are interested in the following shares (excluding shares to which they may become entitled , subject to satisfaction of any relevant conditions, under the Company's employee share schemes):-

Name of Director	Number of Shares	% of Issued Share Capital
David Bell	176,559	0.02184%
Rona Fairhead	132,522	0.01639%
John Makinson	313,918	0.03883%

Interactive Data reports first-quarter 2008 results
24 April 2008

Also in this release

Press Release and Financials
PDF
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First-Quarter 2008 Revenue Grew 11.8% and Income from Operations Increased 26.1%; Company Reaffirms 2008 Outlook

Other [illegible] Interactive Operati[illegible] Corporation (NYSE: IDC) today reported its financial [illegible] the first quarter ended March 31, 2008. Interactive Data's first-quarter 2008 revenue increased 11.8% to $181.7 million from $162.5 million in the first quarter of 2007. Net income for the first quarter of 2008 was $32.3 million, or $0.33 per diluted share, a 26.1% increase over net income of $25.6 million, or $0.27 per diluted share, in the first quarter of 2007.

"Interactive Data produced strong first-quarter 2008 results," stated Stuart Clark, president and chief executive officer. "As expected, our revenue growth this quarter was primarily driven by the excellent performances of our two largest institutionally oriented businesses, Pricing and Reference Data, and Real-Time Services. Overall, our organic quarterly revenue growth of 8.7%, combined with prudent management of our business and the positive impact of certain one-time items, contributed to a 26.1% increase in both income from operations and net income."

"Our organic revenue growth rate this quarter largely reflects our success in winning business from existing and new institutional customers throughout the second half of last year and into 2008," Clark continued. "New sales levels for our evaluations, reference data, real-time datafeeds and managed solutions were healthy on a global basis during the first quarter of 2008 and renewal rates across our institutional businesses remained at approximately 95%. While we are pleased with the growth generated by our largest businesses, we also continued to implement plans and pursue opportunities that we believe will help reignite growth in our other businesses while bringing them closer to the core of our Company."

Andrew Hajducky, Interactive Data's executive vice president and chief financial officer, commented, "Our Company performed well in the first quarter of 2008, which helped produce another favorable quarter of net cash from operations. During the quarter, we returned $74.5 million to shareholders through the special dividend, regular quarterly dividend and stock buyback program and ended the quarter with $247.2 million in cash, cash equivalents and marketable securities. Our strong cash position and lack of debt enables us to consider a number of investment opportunities to further expand the business globally."

Clark concluded, "Although there is some uncertainty arising from the current economic environment, we believe that our offerings remain relevant and appealing. Many of our services address workflow-sensitive applications in areas such as valuation and regulatory compliance, which require ongoing investment by customers. In addition, we are engaging our customers with a broader range of high-value services that take advantage of the content,

capabilities and talents across our global organization. Moving forward, we plan to continue carefully managing our business in light of the current market dynamics even as we begin to phase in investments over the remainder of 2008 that are designed to help us respond to evolving customer needs and emerging growth opportunities within our target markets."

Other First-Quarter 2008 and Recent Financial and Operating Highlights

Effects of Foreign Exchange:

- Interactive Data's first-quarter 2008 revenue was positively impacted by $2.8 million due to the effects of foreign exchange. First-quarter 2008 revenue before the effects of foreign exchange grew by $16.4 million, or 10.1%, over the comparable period in 2007. Total costs and expenses in the first quarter of 2008 were negatively impacted by $2.5 million due to the effects of foreign exchange. First-quarter 2008 total costs and expenses before the effects of foreign exchange increased by $6.6 million, or 5.3%, over the first quarter of 2007.

Revenue by Geography:

- Interactive Data's total first-quarter 2008 revenue in North America grew 9.1% to $126.7 million from $116.1 million in the same period last year primarily due to sustained adoption by institutional customers of core offerings within the Pricing and Reference Data, and Real-Time Services businesses. The Company's revenue in Europe increased 18.5% to $50.8 million in the first quarter of 2008 from $42.8 million in the comparable period one year ago (or increased by 13.0% before the effects of foreign exchange). Interactive Data's growth in Europe was driven by strong demand for fixed income evaluations and real-time datafeed services, as well as continued expansion of the Company's managed solutions business. Interactive Data's Asia-Pacific revenue of $4.3 million in the first quarter of 2008 was up 18.4% from $3.6 million in the first quarter of 2007 (or increased by 6.6% before the effects of foreign exchange) on the strength of increased sales within the Pricing and Reference Data business in Australia.
- A table summarizing revenue by geography, including the impact of foreign exchange and each major geographic region as a percentage of total revenue, has been included in tables on page 11 of this press release.

Institutional Services Segment:

- Interactive Data Pricing and Reference Data reported first-quarter 2008 revenue of $113.8 million, a 13.8% increase over the prior year's first quarter (or an increase of 12.9% before the effects of foreign exchange). Excluding the $2.3 million contribution from the Xcitek market data business that was acquired in May 2007, intercompany eliminations resulting from the Xcitek acquisition and the effects of foreign exchange, first-quarter 2008 revenue increased 10.7% over the same period last year. Revenue growth for this business in the first quarter of 2008 primarily reflects new

2008 evaluations and reference data business with existing customers in both North America and Europe. Recent highlights for this business included expanded coverage of its interest rate swap valuation service by adding independent valuations of fixed-for-floating interest rate swaps in Australian Dollars and Japanese Yen, in addition to its existing coverage of swaps in British Pounds, Euros, Swiss Francs and U.S. Dollars.

- Interactive Data Real-Time Services generated first-quarter 2008 revenue of $38.0 million, an increase of 17.1% over the same quarter last year (or an increase of 11.3% before the effects of foreign exchange). The increase primarily reflects sustained global expansion of the real-time datafeeds business and the strong growth of the Managed Solutions business in North America. Last week, Interactive Data announced that Jay Kilberg was appointed managing director of its Real-Time Services business.
- Interactive Data Fixed Income Analytics reported revenue for the first quarter of 2008 of $8.1 million, which was essentially unchanged from last year's first quarter. New sales and one-time consulting project revenue were offset by the impact of cancellations primarily caused by client consolidation activities.

Active Trader Services Segment:

- eSignal's first-quarter 2008 revenue of $21.8 million declined 0.8% from the same quarter last year (or a decrease of 1.2% before the effects of foreign exchange). eSignal ended the first quarter of 2008 with nearly 63,400 direct subscription terminals, up 1.8% from the same period one year ago. Higher revenue related to the growth in eSignal's direct subscriber base was more than offset by lower advertising and seminar revenue.

Cash Position, Stock Buyback Activities, and Quarterly Cash Dividend:

- " As of March 31, 2008, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $247.2 million. During the first quarter of 2008, Interactive Data spent $13.2 million to repurchase 456,000 shares of common stock at an average purchase price of $28.98 per share as part of its existing stock buyback program. Entering the second quarter of 2008, more than 2.3 million shares remained available for repurchase under the existing stock buyback program. During the first quarter of 2008, Interactive Data paid $47.2 million to stockholders in connection with its special dividend of $0.50 per share and $14.1 million in connection with its regular quarterly dividend of $0.15 per share to stockholders. The regular quarterly dividend paid in the first quarter of 2008 represents the fifth consecutive quarterly dividend and a 20% increase over the prior year's quarterly dividend of $0.125 per share. Both the special dividend and regular quarterly dividend paid during the first quarter of 2008 were declared in December 2007.

2008 Outlook

- Our outlook for 2008 is unchanged from the prior guidance issued in February 2008 and is as follows:
  - 2008 revenue growth over 2007 on a percentage basis is expected to be in the range of 7% to 9%.
  - Income from operations is expected to grow in the range of 9% to 11%.
  - Our 2008 effective tax rate is expected to be in the range of 36% to 38%.
  - As a result of the anticipated increase in the 2008 effective tax rate over the 2007 effective tax rate, net income growth in 2008 on a percentage basis is expected to be in the range of 3% to 6%.
  - Capital expenditures in 2008 are expected to be in the range of $45 million to $47 million with investments mainly focused on scaling the Company's real-time datafeed and managed solutions infrastructures.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call on Thursday, April 24, 2008 at 11:00 a.m. Eastern Time to discuss the first-quarter 2008 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631 and the related access code is 41480686. A live webcast of the conference call, along with related slides, will be broadcast on the investor relations section of the Company's Web site at www.interactivedata.com and through www.streetevents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from April 24 at 2:00 p.m. until Thursday, May 8, 2008 at 2:00 p.m., and it can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 41480686. A replay of the call, the related slides and other financial and statistical information presented on the conference call will also be available on the investor relations section of the Company's Web site at www.interactivedata.com after the call is completed. The information on the Company's Web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results on a generally accepted accounting principles (GAAP) basis, we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant foreign currency exchange rates so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.

- " Management includes information regarding organic revenue growth, which excludes the contribution of businesses recently acquired, related intercompany eliminations and the effects of foreign currency exchange rates because management believes that facilitating period-to-period comparisons of our organic revenue growth on a constant dollar basis better reflects actual trends. As part of determining organic growth, management refers to revenue for our Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In addition, since we have historically reported revenue for these businesses to the investment community as part of our reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.
- " Management includes information regarding core total costs and expenses which excludes total costs and expenses associated with businesses recently acquired, and the effects of foreign exchange because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends in the core businesses.
- " Management includes information regarding core operating profit, which excludes revenue and costs and expenses associated with recently acquired businesses, intercompany eliminations and the effects of foreign exchange because management believes changes in our core operating profit on a constant dollar basis better reflect actual trends in the core businesses.

The above measures are non-GAAP financial measures and should not be considered in isolation from (and are not intended to represent an alternative measure of) revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include all statements that are not historical statements and include our statements discussing our goals, beliefs, strategies, objectives, plans, future financial conditions, results of operations and cash flows or projections, our statements about accelerating innovation, strengthening and expanding strategic customer relationships, and responding decisively to emerging market opportunities, as well as our statements appearing under the heading "Outlook." These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i)

the presence of competitors with greater financial resources than ours and their strategic response to our services and [illegible] (ii) the impact of cost-cutting pressures across the industries we serve; (iii) a decline in activity levels in the securities markets; (iv) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (v) our ability to maintain relationships with our key suppliers and providers of market data; (vi) our ability to maintain our relationships with service bureaus and custodian banks; (vii) consolidation of financial services companies, both within an industry and across industries; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete, or we may not be able to develop new or enhanced services or offerings; (ix) our ability to negotiate and enter into strategic acquisitions or alliances on favorable terms, if at all; (x) our ability to realize the anticipated benefits from any strategic acquisitions or alliances that we enter into; (xi) we are subject to regulatory oversight and we provide services to financial institutions that are subject to significant regulatory oversight, and any investigation of us or our customers relating to our services could be expensive, time consuming and harm our reputation; (xii) new legislation of changes in government or quasi-government rules, regulations, directives or standards may reduce demand for our service or increase our expenses; (xiii) certain of our subsidiaries are subject to complex regulations and licensing requirements; (xiv) the risks of doing business internationally; (xv) our ability to attract and retain key personnel; and (xvi) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; and other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation
Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The Company's businesses supply real-time market data, time-sensitive pricing, evaluations and reference data for millions of securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal, the Company has approximately 2,300 employees in offices located throughout North America, Europe, Asia and Australia. The Company is headquartered in Bedford, Mass. Pearson plc (NYSE: PSO; LSE: PSON), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, is Interactive Data Corporation's majority stockholder.

For more information about Interactive Data Corporation

Shares Outstanding... For further information please visit www.[illegible]o.com.

Appointments

COMPANY CONTACTS

Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Director, Corporate and Marketing Communications
781-687-8148
john.coffey@interactivedata.com

For full financial data download the PDF of this Press Release

Al... ...us ...le.

Pearson AGM, ...ng Update and Board App... ...nts PDF

Pearson AGM, Trading Update and Board Appointments
25 April 2008

Pearson is today providing a trading update and announcing two board appointments at its Annual General Meeting.

Also in this release

Pearson AGM, Trading Update and Board Appointments PDF
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Trading update

Pearson has made a good start to 2008. Our strong momentum has continued and we are trading in line with the expectations we set out in our preliminary results announcement on March 3.

In **Education**, we continue to expect another year of good profit growth. In the US we are seeing healthy demand for instructional materials and educational services and our businesses are performing well competitively, benefiting from our consistent investment in content, services and technology. The integration of the Harcourt Assessment business is on track and *EnVision Math*, our new integrated print-and-digital elementary maths programme, has made a very good start in the major new adoptions this year. Outside the US our education businesses are continuing to perform well with strong publishing programmes, new digital services and the contribution of the Harcourt international education businesses.

At the **Financial Times Group**, we expect continued profit growth this year. FT Publishing is showing sustained growth in subscription, circulation and advertising revenues. The *Financial Times* was recently named Newspaper of the Year at the British Press Awards and Mergermarket's strong trading momentum continues, supported by high renewal rates on subscriptions. Interactive Data yesterday reported strong revenue and profit growth in the first quarter, with continued high renewal rates and healthy new business momentum, and maintained its full-year guidance.

Penguin has made a strong start to the year and is on track to achieve double digit profit margins in 2008. First-half publishing highlights include Eckhart Tolle's *A New Earth* (picked for Oprah Winfrey's Book Club), Junot Diaz's *The Brief Wondrous Life of Oscar Wao* (awarded the Pulitzer Prize for Fiction) and Sebastian Faulks' forthcoming James Bond novel *Devil May Care*, celebrating the centenary of Ian Fleming's birth.

Marjorie Scardino, chief executive, said: "Most of our trading lies ahead of us, but the start we've made to the year makes us confident that this will be another good one for Pearson. Our strategy, and the changes we've made to accelerate it, produced record results last year and made Pearson a more resilient company. We expect another year of good earnings growth, even in these more uncertain economic conditions."

Board appointments

Pearson is also announcing today the board appointments

of CK Prahalad as a non-executive director and Will Ethridge as an executive director, both effective on 1 May 2008.

Coimbatore Krishnarao ('CK') Prahalad is the Paul and Ruth McCracken Distinguished University Professor of Corporate Strategy at the University of Michigan Ross School of Business. He is a specialist in corporate strategy and the author of a number of bestselling business books including *Competing for the Future* (with Gary Hamel), *The Future of Competition* (with Venkratram Ramaswamy) and *The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits*. His latest book, *The New Age of Innovation* (with MS Krishnan), will be released in May 2008.

Will Ethridge joined Pearson in 1998 following the Simon & Schuster education acquisition and was appointed chief executive of the US Higher Education and Professional Group. In 2003 his responsibilities were expanded when he became chief executive of Pearson's Higher Education, International and Professional publishing. In March 2008 he was appointed to a new role as chief executive of Pearson's North American education business, spanning School, Higher Education and Professional publishing, assessment, technology and services. North American education is Pearson's largest division with approximately $3.5bn of sales in 2007. He also serves as vice chairman of the Association of American Publishers (AAP).

Also in March 2008, John Fallon was appointed chief executive of Pearson's International education businesses, reporting to Marjorie Scardino and joining the Pearson Management Committee.

Glen Moreno, chairman, said: "CK and Will are valuable additions to our Board. They will bring their very considerable knowledge and experience to our discussions on education, emerging economies and technology, which are all central to Pearson's long-term growth strategy."

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith + 44 (0) 20 7010 2310

Forward looking statements

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements

involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2008 MAY -8 A 7:21
OFFICE OF ... CORPORAT...

25 April 2008

BY HAND

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of three ordinary and three special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully

Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

RECEIVED
2008 MAY -8 A 7:2
FICE OF INTERNATIONAL
CORPORATE F...

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £298,500,000 be and is hereby increased by £1,000,000 to £299,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

S. Jones
....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £298,500,000 be and is hereby increased by £1,000,000 to £299,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 11 as set out in the Notice of AGM dated 20 March 2008, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,360,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 11 as set out in the Notice of AGM dated 20 March 2008, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £67,360,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the Annual Bonus Share Matching Plan (the Plan), the principal terms of which are summarised in the Appendix to the circular to shareholders dated 20 March 2008, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the Annual Bonus Share Matching Plan (the Plan), the principal terms of which are summarised in the Appendix to the circular to shareholders dated 20 March 2008, be and is hereby approved and adopted, and the directors be and are hereby authorised to do all such acts and things as they may consider necessary or expedient to carry the Plan into effect.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the company adopt the new articles of association in the form produced to the meeting and initialled by the chairman for identification purposes.

....
Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the company adopt the new articles of association in the form produced to the meeting and initialled by the chairman for identification purposes.

S. J...

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

S. J[signature]

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, the higher of (a) an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made and (b) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading System;

(iv) the authority hereby conferred shall expire at the end of the next AGM; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 10, the board of directors of the company (the board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 20 March 2008 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 25 April 2008 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, subject to the passing of resolution 10, the board of directors of the company (the board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 20 March 2008 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,080,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

S. Jones

....

Deputy Secretary

END